UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO

(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

*Press Release*

# 1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Press Release

Highlights

The main figures obtained by Bradesco in the first half of 2012 are presented below:

1.   Adjusted Net Income(1) in the first half of 2012 stood at R$5.712 billion (a 2.7% increase compared to the R$5.563 billion recorded in the same period last year), corresponding to earnings per share of R$2.97 in the last 12 months and Return on Average Shareholders’ Equity(2) of 20.6%.

2.   Adjusted Net Income is composed of R$3.926 billion from financial activities, representing 68.7% of the total, and R$1.786 billion from insurance, pension plan and capitalization bond operations, which accounted for 31.3%.

3.   On June 30, 2012, Bradesco’s market capitalization stood at R$104.869 billion (3).

4.   Total Assets stood at R$830.520 billion in June 2012, a 20.5% increase over the same period in 2011. Return on Total Average Assets was 1.4%.

5.   The Expanded Loan Portfolio(4) stood at R$364.963 billion in June 2012, up 14.1% on the same period in 2011. Operations with individuals totaled R$112.235 billion (up 9.1%), while operations with companies totaled R$252.728 billion (up 16.5%).

6.   Assets under Management stood at R$1.131 trillion, up 21.0% on June 2011.

7.   Shareholders’ Equity stood at R$63.920 billion in June 2012, up 21.0% on June 2011. Capital Adequacy Ratio stood at 17.0% in June 2012, 11.8% of which fell under Tier I Capital.

8. Interest on Shareholders’ Equity and Dividends were paid and recorded in provision to shareholders for income in the first half of 2012 in the amount of R$1,916 million, of which R$1,122 million was paid as monthly and interim dividends and R$794 million was recorded in provision.

9.   Financial Margin stood at R$21.729 billion, up 15.4% in comparison with the first half of 2011.

10.   The Delinquency Ratio over 90 days stood at 4.2% on June 30, 2012 (3.7% on June 30, 2011).

11.   The Efficiency Ratio(5) improved by 0.3 p.p. (from 42.7% in June 2011 to 42.4% in June 2012) and the “adjusted-to-risk” ratio stood at 53.1% (52.2% in June 2011).

12.   Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$20.988 billion the first half of 2012, up 20.1% over the same period in 2011. Technical Reserves stood at R$111.789 billion, up 19.0% on June 2011.

13.   Investments in infrastructure, information technology and telecommunications amounted to R$1.986 billion in the first half of 2012, a 14.1% increase on the previous year.

14.   Taxes and contributions, including social security, paid or recorded in provision, amounted to R$11.483 billion, of which R$4.945 billion referred to taxes withheld and collected from third parties and R$6.538 billion from Bradesco Organization activities, equivalent  to 114.5% of Adjusted Net Income (1).

15. Bradesco has an extensive customer service network in Brazil, comprising 7,893 service points (4,650 branches and 3,243 Service Branches - PAs). Customers can also use 1,476 PAEs – ATMs (Automatic Teller Machines) in companies, 40,476 Bradesco Expresso service points, 35,226 Bradesco
Dia & Noite ATMs and 12,258 Banco24Horas  ATMs.

(1) According to non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) R$114.304 billion considering the closing price of preferred shares (most traded share); (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligation in loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligation in rural loan assignment, and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

4	Report on Economic and Financial Analysis - June 2012

Press Release

Highlights

16.   Payroll, plus charges and benefits, totaled R$5.002 billion. Social benefits provided to the 104,531 employees of the Bradesco Organization and their dependents amounted to R$1.202 billion, while investments in training and development programs totaled R$62.599 million.

17.   Major Awards and Recognitions in the period:

•       Bradesco was recognized as the “Best Brazilian Bank” and “Latin America’s Best Bank” in the 2012 edition of the Euromoney Awards for Excellence, which is annually granted by British magazine Euromoney, renowned as one of the world’s most important in the financial institution segment;

•       Bradesco is one of the world’s most solid banks. It ranked 13th among 20 global institutions, and is the only truly Brazilian bank in the ranking (Bloomberg News);

•       Bradesco is the private company with the most valuable brand in Brazil. In general ranking (including government companies), it placed second among 480 brands in 32 categories, and placed first among Latin American companies (BrandAnalytics/ Millward Brown– IstoÉ magazine);

•         Bradesco Organization stood out in the Best and Largest 2012 edition: it ranked first among the “200 Largest Groups” and “50 Largest Banks that Operate in Brazil,” and it is also the private financial institution with highest number of demand deposits and rural loans, checking account holders and active credit cards. In the insurance segment, Grupo Bradesco Seguros e Previdência occupied three the top six positions in the insurance segment ranking in Brazil through Bradesco Saúde (first), Bradesco Vida e Previdência and Bradesco Auto/RE (Exame magazine);

•       The Organization was granted the “Best Company to Launch a Career Award,” in the “Young Talent Retention” category (Você S/A magazine in partnership with FIA – Fundação Instituto de Administração);

•       Bradesco won the “2012 Consumidor Moderno” Award for Excellence in Customer Service, in the “Premium Bank” and “Credit Card” categories (Consumidor Moderno magazine – Grupo Padrão); and

•       The Investor Relations area was awarded the “Best Investor Relations of the Financial Sector,” according to IR Magazine Awards Brazil 2012.

18. With regards to sustainability, Bradesco divides its actions into three pillars:
(i) Sustainable Finances, focused on banking inclusion, social and environmental variables for loan approvals and offering social and environmental products; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. In this area, we point out Fundação Bradesco, which has a 55-year history of extensive social and educational work, with 40 schools in Brazil. In 2012, a projected budget of R$385.473 million will benefit 111,170 students in its schools, in Basic Education (from Kindergarten to High School and Vocational Training - High School Level), Education for Youth and Adults; and Preliminary and Continuing Qualification focused on the creation of jobs and generation of income. The nearly 50 thousand students in Basic Education are guaranteed free, quality education, uniforms, school supplies, meals and medical and dental assistance. Fundação Bradesco also aided another 300,150 students through its distance learning programs, found at its e-learning portal “Virtual School.” These students completed at least one of the many courses offered by the Virtual School. Furthermore, another 83,323 people will benefit from projects and actions in partnerships with Digital Inclusion Centers (CIDs), the Educa+Ação Program and Technology courses (Educar e Aprender– Teach and Learn).

Bradesco	5

Press Release

Main Information

	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	Variation %
									2Q12 x 1Q12	2Q12 x2Q11
Income Statement for the Period - R$ million
Book Net Income	2,833	2,793	2,726	2,815	2,785	2,702	2,987	2,527	1.4	1.7
Adjusted Net Income	2,867	2,845	2,771	2,864	2,825	2,738	2,684	2,518	0.8	1.5
Total Financial Margin	11,034	10,695	10,258	10,230	9,471	9,362	9,018	8,302	3.2	16.5
Gross Loan Financial Margin	7,362	7,181	7,162	6,928	6,548	6,180	6,143	5,833	2.5	12.4
Net Loan Financial Margin	3,955	4,087	4,501	4,149	4,111	3,820	3,848	3,774	(3.2)	(3.8)
Allowance for Loan Losses (ALL) Expenses	(3,407)	(3,094)	(2,661)	(2,779)	(2,437)	(2,360)	(2,295)	(2,059)	10.1	39.8
Fee and Commission Income	4,281	4,118	4,086	3,876	3,751	3,510	3,568	3,427	4.0	14.1
Administrative and Personnel Expenses	(6,488)	(6,279)	(6,822)	(6,285)	(5,784)	(5,576)	(5,790)	(5,301)	3.3	12.2
Insurance Written Premiums, Pension Plan Contributions and	11,570	9,418	11,138	9,025	9,628	7,845	9,012	7,673	22.8	20.2
Capitalization Bond Income
Balance Sheet - R$ million
Total Assets	830,520	789,550	761,533	722,289	689,307	675,387	637,485	611,903	5.2	20.5
Securities	322,507	294,959	265,723	244,622	231,425	217,482	213,518	196,081	9.3	39.4
Loan Operations (1)	364,963	350,831	345,724	332,335	319,802	306,120	295,197	272,485	4.0	14.1
- Individuals	112,235	109,651	108,671	105,389	102,915	100,200	98,243	93,038	2.4	9.1
- Corporate	252,728	241,181	237,053	226,946	216,887	205,920	196,954	179,447	4.8	16.5
Allowance for Loan Losses (ALL)	(20,682)	(20,117)	(19,540)	(19,091)	(17,365)	(16,740)	(16,290)	(16,019)	2.8	19.1
Total Deposits	217,070	213,877	217,424	224,664	213,561	203,822	193,201	186,194	1.5	1.6
Technical Reserves	111,789	106,953	103,653	97,099	93,938	89,980	87,177	82,363	4.5	19.0
Shareholders' Equity	63,920	58,060	55,582	53,742	52,843	51,297	48,043	46,114	10.1	21.0
Assets under Management	1,130,504	1,087,270	1,019,790	973,194	933,960	919,007	872,514	838,455	4.0	21.0
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net aIncome per Share - R$ (2)	2.97	2.96	2.93	2.91	2.82	2.72	2.61	2.38	0.3	5.3
Book Value per Common and Preferred Share - R$	16.74	15.21	14.56	14.08	13.82	13.42	12.77	12.26	10.1	21.1
Annualized Return on Average Shareholders' Equity (3)(4)	20.6	21.4	21.3	22.4	23.2	24.2	22.2	22.5	(0.8) p.p.	(2.6) p.p.
Annualized Return on Average Assets (4)	1.4	1.5	1.6	1.7	1.7	1.7	1.7	1.7	(0.1) p.p.	(0.3) p.p.
Average Rate - Annualized (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.9	7.9	7.8	8.0	7.8	8.2	8.3	7.9	-	0.1 p.p.
Fixed Assets Ratio - Total Consolidated	18.2	19.9	21.0	16.7	17.3	17.4	18.1	16.7	(1.7) p.p.	0.9 p.p.
Combined Ratio - Insurance (5)	85.0	85.6	83.6	86.2	85.8	86.1	85.1	85.3	(0.6) p.p.	(0.8) p.p.
Efficiency Ratio (ER) (2)	42.4	42.7	43.0	42.7	42.7	42.7	42.7	42.5	(0.3) p.p.	(0.3) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (2)	63.2	62.9	62.2	62.7	63.5	63.6	64.2	65.1	0.3 p.p.	(0.3) p.p.
Market Capitalization - R$ million (6)	104,869	113,021	106,971	96,682	111,770	117,027	109,759	114,510	(7.2)	(6.2)
Loan Portfolio Quality % (7)
ALL / Loan Portfolio	7.4	7.5	7.3	7.3	6.9	7.0	7.1	7.4	(0.1) p.p.	0.5 p.p.
Non-Performing Loans (>60 days (8) / Loan Portfolio)	5.1	5.1	4.8	4.6	4.5	4.4	4.3	4.6	-	0.6 p.p.
Delinquency Ratio (> 90 days (8) / Loan Portfolio)	4.2	4.1	3.9	3.8	3.7	3.6	3.6	3.8	0.1 p.p.	0.5 p.p.
Coverage Ratio (> 90 days (8))	177.4	181.7	184.4	194.0	189.3	193.6	197.6	191.8	(4.3) p.p.	(11.9) p.p.
Coverage Ratio (> 60 days (8))	144.0	146.6	151.8	159.6	154.0	159.1	163.3	162.0	(2.6) p.p.	(10.0) p.p.
Operating Limits %
Capital Adequacy Ratio - Total Consolidated	17.0	15.0	15.1	14.7	14.7	15.0	14.7	15.7	2.0 p.p.	2.3 p.p.
- Tier I	11.8	12.0	12.4	12.2	12.9	13.4	13.1	13.5	(0.2) p.p.	(1.1) p.p.
- Tier II	5.2	3.0	2.7	2.5	1.8	1.7	1.7	2.3	2.2 p.p.	3.4 p.p.
- Deductions	-	-	-	-	-	(0.1)	(0.1)	(0.1)	-	-

6	Report on Economic and Financial Analysis - June 2012

Press Release

Main Information

	Jun12	Mar12	Dec11	Sept11	Jun11	Mar11	Dec10	Sept10	Variation %
									Jun12 xMar12	Jun12 xJun11
Structural Information - Units
Service Points	65,370	62,759	59,721	55,832	53,256	50,977	48,691	45,831	4.2	22.7
- Branches	4,650	4,636	4,634	3,945	3,676	3,651	3,628	3,498	0.3	26.5
- PAs (9)	3,243	2,986	2,962	2,990	2,982	2,978	2,933	2,886	8.6	8.8
- PAEs(9)	1,476	1,497	1,477	1,589	1,587	1,588	1,557	1,559	(1.4)	(7.0)
- Outplaced Bradesco Network ATMs (10)	3,992	3,974	3,913	3,953	3,962	3,921	3,891	4,104	0.5	0.8
- Banco24Horas Network ATMs (10)	10,459	10,583	10,753	10,815	10,856	10,326	9,765	8,113	(1.2)	(3.7)
- Bradesco Expresso (Correspondent Banks)	40,476	38,065	34,839	31,372	29,263	27,649	26,104	24,887	6.3	38.3
- Bradesco Promotora de Vendas	1,061	1,005	1,131	1,157	919	853	801	773	5.6	15.5
- Branches / Subsidiaries Abroad	13	13	12	11	11	11	12	11	-	18.2
ATMs	47,484	47,330	46,971	45,596	45,103	44,263	43,072	41,007	0.3	5.3
- Bradesco Network	35,226	35,007	34,516	33,217	32,714	32,514	32,015	31,759	0.6	7.7
- Banco24Horas Network	12,258	12,323	12,455	12,379	12,389	11,749	11,057	9,248	(0.5)	(1.1)
Credit and Debit Cards (11) - in million	150	160	156	153	150	148	145	141	(6.1)	(0.2)
- Credit Cards	95.3	93.8	91.4	90.1	89.0	87.4	86.5	83.4	1.6	7.1
- Debit Cards (12)	55	66	64	63	61	60	59	57	(17.1)	(10.7)
Employees	104,531	105,102	104,684	101,334	98,317	96,749	95,248	92,003	(0.5)	6.3
Outsourced Employees and Interns	12,661	12,659	11,699	10,731	10,563	10,321	9,999	9,796	0.0	19.9
Foundations Employees (13)	3,912	3,877	3,806	3,813	3,796	3,788	3,693	3,756	0.9	3.1
Customers - in millions
Checking accounts	25.6	25.4	25.1	24.7	24.0	23.5	23.1	22.5	0.8	6.7
Savings Accounts (14)	45.2	41.3	43.4	40.6	39.7	39.4	41.1	38.5	9.4	13.9
Insurance Group	41.9	40.8	40.3	39.4	38.0	37.0	36.2	34.6	2.7	10.3
- Policyholders	36.3	35.4	35.0	34.3	33.0	32.1	31.5	30.0	2.5	10.0
- Pension Plan Participants	2.2	2.2	2.2	2.1	2.1	2.1	2.0	2.0	-	4.8
- Capitalization Bond Customers	3.4	3.2	3.1	3.0	2.9	2.8	2.7	2.6	6.3	17.2
Bradesco Financiamentos (15)	3.8	3.8	3.8	4.0	4.2	4.5	4.9	4.9	-	(9.5)

(1)     Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligation in loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligation in rural loan assignment and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)     In the last 12 months;

(3)     Excluding mark-to-market effect of available-for-sale securities recorded under shareholders’ equity;

(4)     Adjusted net income for the period;

(5)     Excludes additional reserves;

(6)     Number of shares (excluding treasury shares) multiplied by the closing price of common and preferred shares on the period’s last trading day;

(7)     Concept defined by the Brazilian Central Bank (Bacen);

(8)     Credits overdue;

(9)     PA (Service Branch), a result from the consolidation of PAB, PAA and Exchange Points, according to CMN Resolution 4,072 of April 26, 2012; and PAE: ATM located in the premises of a company;

(10)   Including overlapping ATMs within the Bank’s own network and the Banco24Horas  network: 2,059 in June 2012; 2,050 in March 2012; 2,019 in December 2011; 2,040 in September 2011; 2,045 in June 2011; 2,024 in March 2011; 1,999 in December 2010 and 1,670 in September 2010;

(11)   Includes pre-paid, Private Label and Ibi México as of December 2010;

(12)   The debit card base related to idle cards reduced in the second quarter of 2012;

(13)   Fundação Bradesco, Digestive System and Nutritional Disorder Foundation (Fimaden) and Bradesco Sports and Recreation Center (ADC Bradesco);

(14)   Number of accounts; and

(15)   The customer base measurement criterion was changed in June 2012.

Bradesco	7

Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Feasibility	Support	Domestic Currency			Foreign Currency			Domestic
a -	2	Long Term A -	Short Term F1	Long Term BBB +		Short Term F2		Long Term AAA (bra)	Short Term F1 + (bra)

Moody´s Investors Service (1)								R&I Inc.
Financial Strength / Individual Credit Risk Profile	International Scale					Domestic Scale		International Scale
C - / baa1	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	BBB
	Baa1	A3	P- 2	Baa2	P-2	Aaa.br	BR - 1

Standard & Poor's (2)						Austin Rating
International Scale - Counterparty Rating				Domestic Scale		Corporate Governance		Domestic Scale
Foreign Currency		Domestic Currency		Counterparty Rating				Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	AA+		AAA	A -1
BBB	A - 2	BBB	A - 2	brAAA	brA - 1

(1) On June 27, 2012, due to changes in its methodology, the risk classifying agency Moody´s Investors Service changed three Bradesco ratings, as follows: (i) financial strength, from ‘B-’ to ‘C-;’ (ii) domestic currency deposits – long term, from ‘A1’ to ‘A3;’ and (iii) domestic currency deposit – short term, from ‘P-1’ to ‘P-2.’ These downgrades are due to agency’s evaluation on the correlation between sovereign credit risk and rating of several entities in Brazil, accordingly, not referring to any change in Bank’s financial bases.

(2) On July 11, 2012, the risk classifying agency Standard & Poor´s upgraded Bradesco short-term foreign and domestic currency ratings from ‘A3‘ to ‘A2,’ as a result of the upgrade of sovereign short-term foreign currency rating after the agency changed its criteria of the connection between long and short-term ratings attributed to sovereign governments.
Book Net Income vs. Adjusted Net Income

The main non-recurring events that impacted book net income in the periods below are presented in the following comparative chart:

	R$ million
	1H12	1H11	2Q12	1Q12
Book Net Income	5,626	5,487	2,833	2,793

Non-Recurring Events	86	76	34	52
- Civil Provision	143	123	57	86
- Tax Effects	(57)	(47)	(23)	(34)

Adjusted Net Income	5,712	5,563	2,867	2,845

ROAE% (1)	20.3	22.9	20.6	21.0

Adjusted ROAE% (1)	20.6	23.2	20.9	21.4

(1) Annualized.

8	Report on Economic and Financial Analysis - June 2012

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

	R$ million
	Adjusted Income Statement
	1H12	1H11	Variation	%	2Q12	1Q12	Variation
			1H12 x 1H11				2Q12 x 1Q12
			Amount				Amount	%
Financial Margin	21,729	18,833	2,896	15.4	11,034	10,695	339	3.2
- Interest	20,740	18,016	2,724	15.1	10,518	10,222	296	2.9
- Non-interest	989	817	172	21.1	516	473	43	9.1
ALL	(6,501)	(4,797)	(1,704)	35.5	(3,407)	(3,094)	(313)	10.1
Gross Income from Financial Intermediation	15,228	14,036	1,192	8.5	7,627	7,601	26	0.3
Income from Insurance, Pension Plan and Capitalization Bond Operations (1)	1,830	1,573	257	16.3	953	877	76	8.7
Fee and Commission Income	8,399	7,261	1,138	15.7	4,281	4,118	163	4.0
Personnel Expenses	(5,925)	(5,041)	(884)	17.5	(3,047)	(2,878)	(169)	5.9
Other Administrative Expenses	(6,842)	(6,319)	(523)	8.3	(3,441)	(3,401)	(40)	1.2
Tax Expenses	(2,003)	(1,793)	(210)	11.7	(991)	(1,012)	21	(2.1)
Equity in the Earnings (Losses) of Unconsolidated
Companies	59	50	9	18.0	19	40	(21)	(52.5)
Other Operating Income/Expenses	(2,031)	(1,686)	(345)	20.5	(1,035)	(996)	(39)	3.9
Operating Result	8,715	8,081	634	7.8	4,366	4,349	17	0.4
Non-Operating Income	(40)	(11)	(29)	-	(22)	(18)	(4)	22.2
Income Tax / Social Contribution	(2,929)	(2,409)	(520)	21.6	(1,461)	(1,468)	7	(0.5)
Non-controlling Interest	(34)	(98)	64	(65.3)	(16)	(18)	2	(11.1)
Adjusted Net Income	5,712	5,563	149	2.7	2,867	2,845	22	0.8

(1)

Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance Retained Premiums, Pension Plans and Capitalization Bonds - Variation in Technical Reserves of Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Drawings and Redemption of Capitalization Bonds – Selling Expenses with Insurance Plans, Pension Plans and Capitalization Bonds.

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Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

In the second quarter of 2012, Bradesco posted adjusted net income of R$2,867 million, up 0.8%, or R$22 million, on the previous quarter, mainly driven by: (i) growth in financial margin, as a result of higher income, both from the interest portion, arising from the increased volume of transactions, and non-interest portion; (ii) greater fee and commission income; (iii) higher insurance operating income; offset by: (iv) an increase in the allowance for loan losses; (v) higher personnel and administrative expenses; and (vi) an increase in other operating expenses (net of other operating income).

In comparison with the same half a year earlier, adjusted net income increased by R$149 million, or 2.7% in the first half of 2012, for Return on Average Shareholders’ Equity (ROAE) of 20.6%. Main items included in the Statement of Adjusted Income are addressed below.

Shareholders’ Equity stood at R$63,920 million in June 2012, up 21.0% on the balance of June 2011. It is worth pointing out the R$4,105 million increase in the surplus amount of some former “Held to Maturity” securities classified to “Available for Sale” category due to the adoption of CPCs 38 and 40 by the Insurance Group. The Capital Adequacy Ratio stood at 17.0%, 11.8% of which fell under Tier I Reference Shareholders’ Equity.

Total Assets came to R$830,520 million in June 2012, up 20.5% over June 2011, driven by the increase in operations and the expansion of business volume. Return on Average Assets (ROAA) reached 1.4%.

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Press Release

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

The Efficiency Ratio in the last 12 months(1)improved by 0.3 p.p. over the previous quarter, reaching 42.4% in the second quarter of 2012, lowest recorded in the last eight quarters. The improvement in ER was mainly driven by the growth in financial margin and fee and commission income, which was mainly due to an increase in average business volume, resulting from accelerated organic growth, which began in the second half of 2011, and higher treasury gains, partially impacted by an increase in personnel and administrative expenses in the period.

With regards to the quarterly ER, the indicator was stable when compared to the previous quarter.

The “adjusted to risk” ER, which reflects the impact of risk associated with loan operations(2), stood at 53.1% in the second quarter of 2012, a 0.5 p.p. improvement over the previous quarter, mainly resulting from the adequate provisioning levels regarding the estimated loss from certain corporate customers.

(1) ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Selling Expenses) and (ii) revenue net of related taxes (not considering Claims and Selling Expenses from the Insurance Group), our ER in the second quarter of 2012 would be 45.2%; and
(2) Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

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Summarized Analysis of Adjusted Income

Financial Margin

The R$339 million increase between the second quarter of 2012 and the first quarter of 2012 was mainly due to:

•         a R$296 million increase in interest-earning operations, mainly due to higher gains with “Loans”, due to increased volume of transactions in the period, and “Securities/Other” margins; and

•         a R$43 million increase in the non-interest margin, due to greater “Treasury/Securities” gains.

Financial margin posted a R$2,896 million improvement between the first half of 2012 and the same period in 2011, for growth of 15.4%, mainly driven by:

•       a R$2,724 million increase in income from interest-earning operations due to an increase in business volume, mainly from:
(i) “Loans;” and (ii) “Securities/Other;” and

•      higher income from the non-interest margin, in the amount of R$172 million, due to higher “Treasury/Securities” gains.

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Summarized Analysis of Adjusted Income

Interest Financial Margin – Annualized Average Rates

	R$ million
	1H12			1H11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	14,543	277,005	10.9%	12,728	245,018	10.7%
Funding	2,209	334,070	1.3%	2,141	285,939	1.5%
Insurance	1,577	107,966	2.9%	1,818	90,700	4.0%
Securities/Other	2,411	283,699	1.7%	1,329	216,454	1.2%

Financial Margin	20,740	-	7.6%	18,016	-	7.6%

	2Q12			1Q12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,362	281,442	10.9%	7,181	272,481	11.0%
Funding	1,041	336,954	1.2%	1,168	331,186	1.4%
Insurance	726	110,120	2.7%	851	105,811	3.3%
Securities/Other	1,389	283,763	2.0%	1,022	283,634	1.4%

Financial Margin	10,518	-	7.5%	10,222	-	7.6%

The annualized interest financial margin rate stood at 7.5% in the second quarter of 2012, down 0.1 p.p. on the previous quarter, mainly due to: (i) the shrinkage in the average “Insurance” margin rate impacted by: (a) a lower profitability of assets indexed to IPCA; and (b) the performance of multimarket funds, which were affected by the 15.7% Ibovespa devaluation in the quarter; (ii) the drop in the average “Funding” margin rate due to the decrease in Selic interest rates; and (iii) the reduction in the average “Loan” margin rate due to the decrease in interest rates in effect resulting from the change in the mix loan portfolio.

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Summarized Analysis of Adjusted Income

Expanded Loan Portfolio (1)

In June 2012, Bradesco’s loan operations totaled R$365.0 billion. The 4.0% increase in the quarter was due to growth of: (i) 7.0 in Corporations;
(ii) 2.4% in Individuals; and (iii) 2.0% in Small and Medium-sized Entities (SMEs).

Over the last 12 months, the expanded portfolio increased 14.1.%, driven by: (i) 17.3% growth in SMEs; (ii) 15.9% growth in Corporations; and (iii) 9.1% growth in Individuals.

In the Individuals segment, the products that posted the strongest growth in the last 12 months were: (i) real estate financing; (ii) payroll-deductible loans; and (iii) BNDES/Finame onlending. In the Corporate segment, growth was led by: (i) real estate financing – corporate plan; (ii) operations bearing credit risk - commercial portfolio; and (iii) export financing.

(1)	Includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan.
For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL)

In the second quarter of 2012, ALL expenses stood at R$3,407 million, up 10.1% from the previous quarter, mainly as a result of: (i) the 3.5% increase in the volume of loan operations – concept defined by Bacen; and (ii) adequate provisioning levels regarding the estimated losses from certain corporate customers under the process of debt restructuring.

In comparison with the first half of 2011, ALL expenses in the same period in 2012 increased by 35.5%, mainly due to: (i) an 11.3% growth in loan operations - concept defined by Bacen, in the period; and (ii) greater delinquency ratio in the period.

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Summarized Analysis of Adjusted Income

Delinquency Ratio > 90 days (1)

The delinquency ratio of over 90 days posted a slight increase of 0.1 p.p. in the quarter. It is worth highlighting the stabilization of Individuals and SMEs, which accounted for 6.2% and 4.2%, respectively, in the period.

(1) Concept defined by Bacen.

Coverage Ratios (1)

The following graph presents the evolution of the coverage ratio of the ALL for loans overdue for more than 60 and 90 days. In June 2012, these ratios stood at 144.0% and 177.4%, respectively, pointing to a comfortable level of provisioning.

The ALL, totaling R$20.7 billion in June 2012, was made up of: (i) R$16.7 billion required by the Brazilian Central Bank; and (ii) R$4.0 billion in additional provisions.

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Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plan and Capitalization Bond Operations

Net income in the second quarter of 2012 stood at R$881 million (R$905 million in the first quarter of 2012), with an annualized Return on Shareholders’ Equity of 26.0%.	Net income totaled R$1.786 billion, up 14.4% in the first half of 2012 in comparison with the same period a year earlier (R$1.561 billion), with a 25.6% Return on Shareholders’ Equity.

(1) Excluding additional provisions.

	R$ million (unless otherw ise stated)
	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	Variation %
									2Q12 x 1Q12	2Q12 x 2Q11
Net Income	881	905	860	780	800	761	779	721	(2.7)	10.1
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	11,570	9,418	11,138	9,025	9,628	7,845	9,012	7,673	22.8	20.2
Technical Reserves	111,789	106,953	103,653	97,099	93,938	89,980	87,177	82,363	4.5	19.0
Financial Assets (1)	128,526	122,147	116,774	110,502	106,202	102,316	100,038	92,599	5.2	21.0
Claims Ratio	71.3	71.9	68.6	71.5	72.2	72.0	71.1	72.4	(0.6) p.p.	(0.9) p.p.
Combined Ratio	85.0	85.6	83.6	86.2	85.8	86.1	85.1	85.3	(0.6) p.p.	(0.8) p.p.
Policyholders / Participants and Customers (in thousands)	41,898	40,785	40,304	39,434	37,972	37,012	36,233	34,632	2.7	10.3
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (2)	24.5	23.4	25.6	24.9	25.0	23.2	24.7	24.7	1.1 p.p.	(0.5) p.p.

(1) As of the fourth quarter of 2010, held-to-maturity securities were reclassified to available for sale category, for adoption CPCs 38 and 40; and
(2) The second quarter of 2012 includes the latest data released by Susep (May 2012).

16	Report on Economic and Financial Analysis - June 2012

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Summarized Analysis of Adjusted Income

In a year-on-year comparison, revenue in the second quarter of 2012 was up 22.8%, leveraged by the performance of Life and Pension Plan and Capitalization products that grew by 34.5% and 17.9%, respectively.

In the first half of 2012, total revenue increased by 20.1% over the same period in 2011, which was driven by the performance of all segments that posted an over double-digit growth in the period.

Net income remained stable when compared to the previous quarter, and the main performance indicators improved, as a result of the company’s focus on more profitable products, pointing out the 0.6 p.p. drop in claims ratio.

Net income in the first half of 2012 was up 14.4% over the same period in 2011, due to: (i) a 20.1%

increase in revenue; (ii) the focus on more profitable products; (iii) the 0.5 p.p. drop in claim ratios; (iv) improved equity income; and (v) a reduction in general and administrative expenses, even when accounting for the collective bargaining agreement in the sector in January 2012; partially offset: (vi) by a decreased financial income.

With regards to solvency, Grupo Bradesco de Seguros e Previdência complies with all Susep rules, effective as of January 1, 2008, and has adjusted to meet global standards (Solvency II). The Group posted leverage of 2.4 times its Shareholders’ Equity in the period.

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Summarized Analysis of Adjusted Income

Fee and Commission Income

In the second quarter of 2012, fee and commission income came to R$4,281 million, up R$163 million, or 4.0% over the previous quarter. The increase in income was driven by: (i) an increase in card income; (ii) higher income from checking accounts and (iii) higher volume of loan operations.

In comparison with the same period a year earlier, the R$1,138 million increase, or 15.7%, in fee and commission income in the first half of 2012 was mainly due to: (i) the performance of the credit card segment, driven by the growth in credit card base and revenue; (ii) higher income from checking accounts, which was a result of the growth in business volume and an increase in the checking account holder base, which posted net growth of 1.6 million accounts in the period;
(iii) greater income from fund management;
(iv) greater income from loan operations, resulting from an increase in the volume of contracted operations and surety and guarantee operations; and (v) greater gains with capital market operations (underwriting / financial advisory).

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Summarized Analysis of Adjusted Income

Personnel Expenses

In the second quarter of 2012, the R$169 million increase from the previous quarter was due to the following:

•         structural expenses –  up R$85 million, basically due to the lower concentration of holidays in the second quarter of 2012; and

•         non-structural expenses – R$84 million increase, mainly due to higher expenses with: (i) provision for labor claims;
(ii) employee and management profit sharing; and (iii) training.

In comparison with the same period a year earlier, the R$884 million increase in the first half of 2012 was mainly the result of:

•         R$689 million in structural expenses, resulting from: (i) increased expenses with salaries,  social charges and benefits, due to higher salary levels (2011 collective bargaining agreement); and
(ii) the net increase in the number of employees by 6,214 professionals, due to organic growth and the expansion of service points in the period; and

• R$195 million in non-structural expenses, mainly driven by greater expenses with: (i) employee and management profit sharing; and (ii) provision for labor claims.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.
          Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment Contracts.

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Summarized Analysis of Adjusted Income

Administrative Expenses

In the second quarter of 2012, the 1.2% increase in administrative expenses from the previous quarter was mainly the result of higher expenses with: (i) rent; (ii) marketing and advertising;
(iii) communication; (iv) data processing; and
(v) depreciation and amortization.

In comparison with the first half of 2012 and the same period a year earlier, the 8.3% increase in the first quarter of 2012 was mainly due to:
(i) contractual adjustments; (ii) increase in business and service volume; (iii) the opening of 12,114 service points, mainly the increase to  974 branches and 11,213 Bradesco Expresso points, for a total of 65,370 service points on June 30, 2012; which was partially offset by lower expenses with: (iv) outsourced services; and
(v) marketing and advertising.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$1,035 million in the second quarter of 2012, up R$39 million over the previous quarter, and R$345 million in comparison with the first half of 2012.

Compared with the same quarter last year and the previous quarter, the increase in other operating expenses, net of other operating income, was mainly the result of greater expenses with: (i) operating provisions, particularly those for tax and civil contingencies; (ii) sundry losses; and (iii) the amortization of intangible assets due to acquisition of banking rights.

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Summarized Analysis of Adjusted Income

Income Tax and Social Contributions

In the quarter-on-quarter comparison, income tax and social contribution expenses remained practically steady, mainly due to the fact that the taxable result remained the same in the period.

In the year-on-year comparison, the increase in these expenses is mainly the result of: (i) greater taxable result; and (ii) the termination of tax credits resulting from the increase in the social contribution rate from 9% to 15% in the first quarter of 2011.

Unrealized Gains

Unrealized gains totaled R$21,544 million in the second quarter of 2012, a R$5,414 million increase from the previous quarter. This was mainly due to: (i) the appreciation of fixed-income securities due to mark-to-market accounting; (ii) the appreciation of investments, particularly the Cielo investment, which saw a 14.6% increase in share value in the quarter; (iii) the increase in unrealized gains from loan and leasing operations, deriving from reduction of market rates in effect; and partially offset by: (iv) the devaluation of equity securities due to mark-to-market accounting, resulting from the 15.7% drop of Ibovespa.

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Economic Outlook

In the second quarter of 2012, concerns over the global scenario mounted due to the synchronized slowdown of the leading economies, accompanied by increased financial volatility and risk aversion. The eurozone remained the center of attention, given the increasingly consolidated perception that a definitive solution for the bloc’s fiscal imbalances is no easy task. At the bloc’s most recent summit, leaders took the first step towards banking union and the European rescue fund was authorized to capitalize ailing banks directly, heading off the immediate risk of a meltdown. Nevertheless, there are still doubts regarding the sufficiency of funds for the bailout and the pace of the monetary union’s recovery in the coming years.

Faced with these risks, global growth remained low, adversely impacting the confidence of the economic agents. In a direct response to this scenario, long-term U.S. and German treasury bond interest rates fell to their lowest ever level following a flight to quality. Commodity prices have also been declining throughout the year, despite short-term upward pressure from agricultural produce (adverse weather conditions) and oil (geopolitical tensions).

In Brazil, the deteriorating international scenario has been fueling the slowdown in activity since 2011, which was in turn triggered by the adoption of economic policies focused on reducing inflationary pressure at the beginning of last year. Following the sequence of shocks that has hit Brazil’s economy since then, growth has slowed more than expected, especially in the manufacturing sector.

Although Brazil is still not immune to global events, it is certainly much better prepared to face the materialization of existing risks than it was in 2008. In response to the hefty domestic slowdown, the economic authorities have adopted a number of stimulus measures, including: (i) a series of interest rate cuts, which was facilitated by the changes in the rules governing savings account returns, has already reduced the Selic base rate to its lowest ever level; (ii) fiscal and tax incentives for consumer goods and industrial segments; (iii) the implementation of a government purchase program focused on capital goods; and (iv) a reduction in the capital cost of BNDES operations.

The depreciation of the real in recent months may bring some relief to national industry, albeit partially offset by the deceleration of global demand. Moreover, the country’s ample foreign reserves (US$374 billion, versus US$208 billion in September 2008) and the volume of reserve requirements (R$390 billion, versus R$272 billion four years ago) constitute lines of defense that can be called upon rapidly if necessary. Given all these stimuli, Brazil’s economy should respond favorably, accelerating the pace of growth throughout the second half.

Bradesco is maintaining its positive long-term outlook for Brazil. Despite the country’s undeniable export vocation, domestic demand has been and will continue to be the main engine of economic performance. Household consumption has been driven by the expanding job market, while investments are likely to benefit from the reduction in the cost of capital and the opportunities generated by pre-salt oil exploration and the sporting events in the coming years. Given this expected recovery in domestic activity, together with continuing upward social mobility, the outlook for the Brazilian banking system also remains favorable.

The Organization continues to believe that Brazil will achieve a higher potential growth pace more rapidly if fueled by bigger investments in education and infrastructure and by economic reforms that increase the efficiency of the productive sector. Action on these fronts would play a crucial role in giving the private sector a more solid foundation in regard to facing global competition and continuing to grow and create jobs.

22	Report on Economic and Financial Analysis - June 2012

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Main Economic Indicators

Main Indicators (%)	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	1H12	1H11
Interbank Deposit Certificate (CDI)	2.09	2.45	2.67	3.01	2.80	2.64	2.56	2.61	4.59	5.52
Ibovespa	(15.74)	13.67	8.47	(16.15)	(9.01)	(1.04)	(0.18)	13.94	(4.23)	(9.96)
USD– Commercial Rate	10.93	(2.86)	1.15	18.79	(4.15)	(2.25)	(1.65)	(5.96)	7.76	(6.31)
General Price Index - Market (IGP-M)	2.56	0.62	0.91	0.97	0.70	2.43	3.18	2.09	3.19	3.15
Extended Consumer Price Index (IPCA) – Brazilian
Institute of Geography and Statistics (IBGE)	1.08	1.22	1.46	1.06	1.40	2.44	2.23	0.50	2.32	3.87
Federal Government Long-TermInterest Rate (TJLP)	1.48	1.48	1.48	1.48	1.48	1.48	1.48	1.48	2.98	2.98
Reference Interest Rate (TR)	0.07	0.19	0.22	0.43	0.31	0.25	0.22	0.28	0.26	0.55
Savings Accounts	1.58	1.70	1.73	1.95	1.82	1.76	1.73	1.79	3.31	3.61
Business Days (number)	62	63	62	65	62	62	63	65	125	124
Indicators (Closing Rate)	Jun12	Mar12	Dec11	Sept11	Jun 11	Mar11	Dec10	Sept10	Jun12	Jun11
USD– Commercial Selling Rate - (R$)	2.0213	1.8221	1.8758	1.8544	1.5611	1.6287	1.6662	1.6942	2.0213	1.5611
Euro - (R$)	2.5606	2.4300	2.4342	2.4938	2.2667	2.3129	2.2280	2.3104	2.5606	2.2667
Country Risk (points)	208	177	223	275	148	173	189	206	208	148
Basic Selic Rate Copom(% p.a.)	8.50	9.75	11.00	12.00	12.25	11.75	10.75	10.75	8.50	12.25
BM&F Fixed Rate (% p.a.)	7.57	8.96	10.04	10.39	12.65	12.28	12.03	11.28	7.57	12.65

Projections through 2014

%	2012	2013	2014
USD - Commercial Rate (year-end) - R$	1.95	2.00	2.10
Extended Consumer Price Index (IPCA)	4.90	5.50	5.00
General Price Index - Market (IGP-M)	5.20	4.60	4.50
Selic (year-end)	7.50	8.50	8.50
Gross Domestic Product (GDP)	2.10	4.00	4.50

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Guidance

Bradesco’s Outlook for 2012

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market to date.

Loan Portfolio (1)(2)	14 to 18%
Individuals (3)	12 to 16%
Companies (4)	14 to 18%
SMEs (5)	16 to 20%
Corporations	13 to 17%
Products
Vehicles (6)	2 to 6%
Cards (7)(8)	10 to 14%
Real Estate Financing (origination) (9)	R$ 14.0 bi
Payroll Deductible Loans	26 to 30%
Financial Margin (10)	10 to 14%
Fee and Commission Income (11)	10 to 14%
Operating Expenses (12)	8 to 12%
Insurance Premiums (13)	15 to 19%

(1)	Expanded Loan Portfolio;
(2)	Changed from 18–22% to 14–18%.
(3)	Changed from 16–20% to 12–16%.
(4)	Changed from 18–22% to 14–18%.
(5)	Changed from 23–27% to 16–20%.
(6)	Changed from 4–8% to 2–6%.
(7)	Changed from 13–17% to 10–14%.
(8)	Does not include the “BNDES Cards” and “Discounts on Advances of Receivables” portfolios;
(9)	Changed from R$$11.4 billion to R$$14.0 billion.
(10)	Under current criterion, Guidance for Interest Financial Margin.
(11)	Changed from 8–12% to 10–14%;
(12)	Administrative and Personnel Expenses; and
(13)	Changed from 13–16% to 15–19%.

24	Report on Economic and Financial Analysis - June 2012

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Income Statements vs. Managerial Income vs. Adjusted Income

Analytical Breakdown of Income Statement vs. Managerial Income vs. Adjusted Income

Second Quarter of 2012

	R$ million
	2Q12
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	10,304	(271)	37	22	(618)	-	-	-	1,560	11,034	-	11,034
ALL	(3,650)	-	-	-	342	(98)	-	-	-	(3,407)	-	(3,407)
Gross Income from Financial Intermediation	6,654	(271)	37	22	(276)	(98)	-	-	1,560	7,627	-	7,627
Income fromInsurance, Pension Plan and Capitalization Bond Operations (10)	953	-	-	-	-	-	-	-	-	953	-	953
Fee and Commission Income	4,174	-	-	-	-	-	107	-	-	4,281	-	4,281
Personnel Expenses	(3,047)	-	-	-	-	-	-	-	-	(3,047)	-	(3,047)
Other Administrative Expenses	(3,322)	-	-	-	-	-	-	(119)	-	(3,441)	-	(3,441)
Tax Expenses	(813)	-	-	-	(8)	-	-	-	(170)	(991)	-	(991)
Equity in the Earnings (Losses) of Unconsolidated Companies	19	-	-	-	-	-	-	-	-	19	-	19
Other Operating Income/Expenses	(1,620)	271	(37)	(22)	284	20	(107)	119	-	(1,092)	57	(1,035)
Operating Result	2,998	-	-	-	-	(78)	-	-	1,390	4,310	57	4,366
Non-Operating Income	(100)	-	-	-	-	78	-	-	-	(22)	-	(22)
Income Tax / Social Contribution and Non-controlling Interest	(65)	-	-	-	-	-	-	-	(1,390)	(1,455)	(23)	(1,477)
Net Income	2,833	-	-	-	-	-	-	-	-	2,833	34	2,867

(1)	Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(4)	Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”
(5)	Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”
(6)	Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”
(7)	Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”
(8)	Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;
(9)	For more information see page 8 of this chapter; and
(10)	Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Drawings and Redemption of Capitalization Bonds – Selling Expenses with Insurance Plans, Pension Plans and Capitalization Bonds.

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Income Statements vs. Managerial Income vs. Adjusted Income

First Quarter of 2012

	R$ million
	1Q12
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	11,773	(186)	59	(70)	(515)	29	-	-	(395)	10,695	-	10,695
ALL	(3,298)	-	-	-	265	(61)	-	-	-	(3,094)	-	(3,094)
Gross Income from Financial Intermediation	8,475	(186)	59	(70)	(250)	(32)	-	-	(395)	7,601	-	7,601
Income fromInsurance, Pension Plan and Capitalization Bond Operations (10)	877	-	-	-	-	-	-	-	-	877	-	877
Fee and Commission Income	3,995	-	-	-	-	-	122	-	-	4,118	-	4,118
Personnel Expenses	(2,878)	-	-	-	-	-	-	-	-	(2,878)	-	(2,878)
Other Administrative Expenses	(3,290)	-	-	-	-	-	-	(110)	-	(3,401)	-	(3,401)
Tax Expenses	(1,122)	-	-	-	68	-	-	-	43	(1,012)	-	(1,012)
Equity in the Earnings (Losses) of Unconsolidated Companies	40	-	-	-	-	-	-	-	-	40	-	40
Other Operating Income/Expenses	(1,488)	186	(59)	70	182	38	(122)	110	-	(1,082)	86	(996)
Operating Result	4,609	-	-	-	-	6	-	-	(352)	4,263	86	4,349
Non-Operating Income	(12)	-	-	-	-	(6)	-	-	-	(18)	-	(18)
Income Tax / Social Contribution and Non-controlling Interest	(1,804)	-	-	-	-	-	-	-	352	(1,452)	(34)	(1,486)
Net Income	2,793	-	-	-	-	-	-	-	-	2,793	52	2,845

(1)	Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(4)	Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”
(5)	Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”
(6)	Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”
(7)	Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”
(8)	Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;
(9)	For more information see page 8 of this chapter; and
(10)	Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Drawings and Redemption of Capitalization Bonds – Selling Expenses with Insurance Plans, Pension Plans and Capitalization Bonds.

26	Report on Economic and Financial Analysis - June 2012

Press Release

Income Statements vs. Managerial Income vs. Adjusted Income

First Half of 2012

	R$ million
	1H12
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	22,077	(457)	96	(48)	(1,133)	29	-	-	1,165	21,729	-	21,729
ALL	(6,948)	-	-	-	607	(159)	-	-	-	(6,501)	-	(6,501)
Gross Income from Financial Intermediation	15,129	(457)	96	(48)	(526)	(130)	-	-	1,165	15,228	-	15,228
Income fromInsurance, Pension Plan and Capitalization Bond Operations (10)	1,830	-	-	-	-	-	-	-	-	1,830	-	1,830
Fee and Commission Income	8,169	-	-	-	-	-	229	-	-	8,399	-	8,399
Personnel Expenses	(5,925)	-	-	-	-	-	-	-	-	(5,925)	-	(5,925)
Other Administrative Expenses	(6,612)	-	-	-	-	-	-	(229)	-	(6,842)	-	(6,842)
Tax Expenses	(1,935)	-	-	-	60	-	-	-	(127)	(2,003)	-	(2,003)
Equity in the Earnings (Losses) of Unconsolidated Companies	59	-	-	-	-	-	-	-	-	59	-	59
Other Operating Income/Expenses	(3,108)	457	(96)	48	466	58	(229)	229	-	(2,175)	143	(2,031)
Operating Result	7,607	-	-	-	-	(72)	-	-	1,038	8,573	143	8,715
Non-Operating Income	(112)	-	-	-	-	72	-	-	-	(40)	-	(40)
Income Tax / Social Contribution and Non-controlling Interest	(1,869)	-	-	-	-	-	-	-	(1,038)	(2,907)	(57)	(2,963)
Net Income	5,626	-	-	-	-	-	-	-	-	5,626	86	5,712

(1)	Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(4)	Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”
(5)	Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”
(6)	Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”
(7)	Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”
(8)	Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;
(9)	For more information see page 8 of this chapter; and
(10)	Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Drawings and Redemption of Capitalization Bonds – Selling Expenses with Insurance Plans, Pension Plans and Capitalization Bonds.

Bradesco	27

Press Release

Income Statements vs. Managerial Income vs. Adjusted Income

First Half of 2011

	R$ million
	1H11
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	20,706	(203)	44	(140)	(836)	-	-	-	(738)	18,833	-	18,833
ALL	(5,219)	-	-	-	540	(118)	-	-	-	(4,797)	-	(4,797)
Gross Income from Financial Intermediation	15,487	(203)	44	(140)	(296)	(118)	-	-	(738)	14,036	-	14,036
Income fromInsurance, Pension Plan and Capitalization Bond Operations (10)	1,573	-	-	-	-	-	-	-	-	1,573	-	1,573
Fee and Commission Income	7,043	-	-	-	-	-	218	-	-	7,261	-	7,261
Personnel Expenses	(5,041)	-	-	-	-	-	-	-	-	(5,041)	-	(5,041)
Other Administrative Expenses	(6,130)	-	-	-	-	-	-	(189)	-	(6,319)	-	(6,319)
Tax Expenses	(1,923)	-	-	-	50	-	-	-	80	(1,793)	-	(1,793)
Equity in the Earnings (Losses) of Unconsolidated Companies	50	-	-	-	-	-	-	-	-	50	-	50
Other Operating Income/Expenses	(2,325)	203	(44)	140	246	-	(218)	189	-	(1,809)	123	(1,686)
Operating Result	8,734	-	-	-	-	(118)	-	-	(658)	7,958	123	8,081
Non-Operating Income	(129)	-	-	-	-	118	-	-	-	(11)	-	(11)
Income Tax / Social Contribution and Non-controlling Interest	(3,118)	-	-	-	-	-	-	-	658	(2,460)	(47)	(2,507)
Net Income	5,487	-	-	-	-	-	-	-	-	5,487	76	5,563

(1)	Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(4)	Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”
(5)	Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”
(6)	Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”
(7)	Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”
(8)	Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;
(9)	For more information see page 8 of this chapter; and
(10)	Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Drawings and Redemption of Capitalization Bonds – Selling Expenses with Insurance Plans, Pension Plans and Capitalization Bonds.

28	Report on Economic and Financial Analysis - June 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 23, 2012

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.